July 13, 2015

VIA EDGAR SUBMISSION

Jeffrey P. Riedler

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:    Biota Pharmaceuticals, Inc.

Registration Statement on Form S-3 (File No. 333-205272)

Dear Mr. Riedler:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Biota Pharmaceuticals, Inc. (the “Company”) hereby requests that the effectiveness of the above-captioned Registration Statement on Form S-3 (the “Registration Statement”) be accelerated so the Registration Statement will become effective as of 3:00PM Eastern Time on July 15, 2015, or as soon thereafter as practicable.

The Company hereby acknowledges that:

1. should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

2. the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

3. the Company may not assert staff comments and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, or if you require additional information, please do not hesitate to contact me at (212) 698-3616.

Sincerely, Biota Pharmaceuticals, Inc. /s/ Joseph Patti Name: Joseph Patti Title: Chief Executive Officer

Cc: David S. Rosenthal, Dechert LLP